EXHIBIT 99.1

 GOLD STANDARD INTERSECTS A FURTHER 157m of 1.51 g Au/t NORTH OF THE DARK STAR GOLD DEPOSIT, CARLIN TREND, NEVADA

DS15-11 Confirms DS15-10 Discovery of New, Higher Grade Oxide Gold Zone –

Conference call to be held today at 10:30am PST to discuss today’s news

November 10, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) today announced assay results from DS15-11 that confirm discovery of a substantial new, higher grade oxide gold zone north of the Dark Star Deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. DS15-11, a reverse-circulation (RC) hole drilled 515m north of the Dark Star maiden resource, returned an oxidized zone of 157.0 meters of 1.51 grams gold per tonne (g Au/t) among multiple, significant intercepts containing gold values above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada in its Dark Star NI43-101 resource estimate announced on March 3, 2015 (see news release).

The new gold zone has an order of magnitude better grade and thickness than anything previously drilled at Dark Star. The zone was discovered in hole DS15-10 (see news release dated November 4, 2015) and has now been successfully extended 60 m to the east and 10 m to the north by DS15-11.

Jonathan Awde, CEO and Director of Gold Standard commented: “This second, wide, high grade intercept is significant, as it gives dimension to the recently announced new discovery at Dark Star. We feel that we are in the midst of what could turn out to be another major discovery for us in one of the most prolific gold belts in the world. We are also very pleased with the progress in our ongoing Pinion and North Bullion drill programs where we expect to meet all of this year’s objectives for these targets. The next 6 months will be very exciting for Gold Standard shareholders.”

A conference call will be held by the company at 10:30 a.m. Pacific Standard Time to discuss today's release and the continuing exploration program at Railroad Pinion. Dial-in numbers are provided at the end of this press release.

Key highlights of DS15-11 include:

•
DS15-11 intersected a vertically-extensive, oxidized gold intercept of 157.0m of 1.51 g Au/t, approximately 515m north of the Dark Star maiden resource. This intercept represents the thickest and highest grade gold zone intersected in drilling to date at Dark Star.

•
The DS15-11 intercept is shallower and 61m up dip to the east from the 149.4m of 1.38g Au/t intersected in DS15-10 (see news release dated November 4, 2015).  Gold intercepts in both holes are open in multiple directions.

•	Similar to DS15-10, DS15-11 intersected multiple zones of higher-grade, oxide gold mineralization including 21.3m of 3.17 g Au/t.

•
Continuity of gold mineralization between DS15-11 and DS15-10 appears to be excellent.  Mineralization in both holes is hosted in an oxidized limonite-and-hematite-bearing, variably silicified and quartz-veined, bioclastic conglomerate unit.  This is the same host unit as the Dark Star Deposit.

•
Mineralization occurs within a horst (uplifted block) of permissive host rocks, in the immediate footwall of a large-displacement normal fault.  This favorable geologic pattern is a well-documented control for important gold mineralization on the Carlin Trend.

•
Phase 2 intercepts in DS15-06, -09, -10, and -11 confirm the upside exploration and expansion potential within the Dark Star Structural Corridor, north of the Dark Star maiden resource.  The 6 km strike length of the Dark Star Corridor as defined by geologic mapping, geophysics and soil geochemistry remains largely untested by drilling.  The Phase 2 drill program is being expanded to follow-up on the outstanding oxide gold drill results in holes DS15-11 and DS15-10.

Phase 2 Dark Star drilling was designed to extend areas of known gold mineralization along strike of the Dark Star structural corridor to the north of DS15-03, a Phase 1 drill hole that intersected two zones of gold mineralization including 32.0m of 0.58 g Au/t and 21.3m of 1.90 g Au/t (see news release dated July 28, 2015).  Gold at Dark Star occurs in an unconventional and underappreciated host rock for the Carlin Trend, a Pennsylvanian-Permian unit composed of bioclastic-bearing debris flow conglomerate with interbeds of calcareous sandstone, siltstone and mudstone.  These rocks dip to the west within the north-trending Dark Star Corridor, which is bounded to the east by a large displacement, normal fault.

To date, Phase 2 includes 2,473m of RC drilling in six holes at Dark Star.  Gold Standard’s drilling indicates the gold system extends northward from the Dark Star maiden resource, along the Dark Star structural corridor into favorable geologic terrain that has not been systematically drill tested (click the following link for Dark Star Phase 2 drill hole map and cross section: http://goldstandardv.com/dark-star-updates-2015-11/).  Results for DS15-11 are summarized below.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “The intercepts in DS15-10 and DS15-11 represent the discovery of a new, blind oxide gold zone on the Carlin Trend.  The uniform thickness, grade and low internal variability of both intercepts indicate that there is good continuity and significant volume within this gold zone.  DS15-11 brings the gold mineralization up dip to within 60m of the surface.  It looks like classic Carlin geometry, with stratiform gold in the footwall of a normal fault.  It is open in multiple directions, most importantly along the strike of the north-south horst, demonstrating very high exploration potential along the 6 km strike of the Dark Star Structural Corridor.”

DS15-11 drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DS15-11	RC	090	-55	341.5	47.2 – 50.3	3.1	0.15
Including Including Including Including					103.7 - 260.7	157.0	1.51
					105.2 – 126.5	21.3	3.17
					132.6 – 143.3	10.7	1.99
					160.0 – 170.7	10.7	1.98
					178.4 – 218.0	39.6	2.29
					275.9 – 303.3	27.4	0.37
					312.5 – 341.5	29.0	0.52
** Gold intervals reported in these tables were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

Conference call

In connection with the news release, a conference call/webcast will be held on November 10, 2015 starting at 10:30am PDT to further discuss the drill results.
It is recommended that participants dial in five minutes prior to the commencement of the conference call. A live webcast with slides can be accessed via the following link: (http://momentumstreaming.com/index.php?id=117249), and will also be available on the Gold Standard Website.

To participate in the conference call, use the following dial-in numbers and request the Gold Standard Venture Conference call:

Local/International:   416-640-5928
North American Toll-Free:   1-866-215-0058

The call will be hosted by Jonathan Awde, president and chief executive officer, and Mac Jackson, vice-president of exploration. Callers should refer to the newly posted slides on Gold Standard's website that will be referenced during the meeting.

For listeners who missed the live conference, a webcast archive will be accessible on Gold Standard Ventures' website same day after the conclusion of the call.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com